October 27, 2011

James Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Companhia Paranaense de Energia - COPEL Form 20-F for the Fiscal Year Ended December 31, 2010 Filed June 30, 2011 File No. 001-14668 Response to Staff Comment Letter dated September 29, 2011

Dear Mr. Allegretto:

By letter dated September 29, 2011, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on June 30, 2011 (the “2010 Form 20-F”) by Companhia Paranaense de Energia - COPEL (“Copel”).  This letter provides Copel’s responses to the Staff’s comments.  For your convenience, we have reproduced below the Staff’s comments and have provided responses immediately below the comments.  All page numbers refer to the 2010 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 47

1.
Please tell us your consideration of providing a more detailed evaluation of your cash flows generated (used) by operating and financing activities for the years ended December 31, 2010 and 2009 and a discussion of the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations. Refer to Item 5.B.1(b) of Form 20-F.

Our principal subsidiaries are either concessionaires (e.g., Copel Geração e Transmissão S.A., or “Copel G&T,” and Copel Distribuição S.A.) or independent power producers.  National Electric Energy Agency (Agência Nacional de Energia Elétrica or “ANEEL”) regulations require prior approval from ANEEL for any transfer of funds from these subsidiaries to us in the form of loans or advances.  ANEEL approval is not required for cash dividends, as long as cash dividends do not exceed a dividend threshold (“Dividend Threshold”) equal to the greater of adjusted net income or income reserves available for distribution.  The Dividend Threshold is established by Brazilian Corporate Law.

The cash dividends we have received from our subsidiaries have been historically sufficient to meet our cash flow requirements without exceeding the Dividend Threshold.  As a result, we have not sought approval from ANEEL to receive either loans or advances from our subsidiaries or cash dividends from our subsidiaries in excess of the Dividend Threshold.  We do not expect these restrictions on loans and advances and on cash dividends exceeding the Dividend Threshold to impact our ability to meet our cash obligations, since we expect cash dividends below the Dividend Threshold to be sufficient in the future.

In addition, Copel G&T has certain financing agreements with the Brazilian National Development Bank (“BNDES”) that contain clauses requiring BNDES approval for Copel G&T to pay cash dividends exceeding 30% of its adjusted net income established by Brazilian Corporate Law.  Since BNDES has always approved Copel G&T’s requests to pay cash dividends in excess of 30% of its adjusted net income, this restriction has not affected Copel G&T’s ability to pay cash dividends or our ability to meet our cash obligations.  As a result, we consider these clauses perfunctory, and we do not expect this restriction to affect our ability to meet our cash obligations in the future.

In future filings on Form 20-F, we will expand our disclosure concerning the ability of our subsidiaries to transfer funds to us.

We have otherwise reviewed the disclosure in Item 5 of our 2010 Form 20-F, and, in view of the stability of our operating cash flows and of our funding requirements, we believe that it sufficiently addresses the requirements of Form 20-F and provides the information that is material to investors.  Nonetheless, in future filings on Form 20-F we will expand our disclosure regarding our cash flows generated and used in our operating and financing activities.

Item 15. Controls and Procedures, page 88

2.
Please disclose whether there was any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 15(d) of Form 20-F.

Our evaluation pursuant to paragraph (d) of 17 CFR 240.13a-15 identified no change in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We will include a statement to this effect, as appropriate, in our future filings on Form 20-F.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

3.
Please tell us your consideration of disclosing the nature and extent of any significant restrictions (such as those resulting from borrowing arrangements or regulatory requirements) on the ability of subsidiaries and associates to transfer funds to you in the form of cash dividends or to repay loans or advances. Refer to IAS 27.41(d) and IAS 28.37(f). In addition, please note that if restricted net assets of your consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year you should provide the condensed financial information required by Rule 12-04 of Regulation S-X. Refer to Schedule I of Rule 5-04 of Regulation S-X. To the extent you determine that the condensed financial information required by Rule 12-04 of Regulation S-X is not required, please explain why you provided this information in Note 42 of your financial statements included in Form 20-F for the fiscal year ended December 31, 2009 and the facts and circumstances that have changed since.

As noted in our response to comment 1, above, although prior approval from BNDES is required for Copel G&T to pay cash dividends exceeding 30% of its adjusted net income established by Brazilian Corporate Law, this restriction has historically not had a practical effect on Copel G&T’s ability to pay cash dividends, and we do not expect it to have an effect in the future.  As a result, we consider these clauses perfunctory.  No other approval is required for our subsidiaries to pay cash dividends unless they exceed the Dividend Threshold established by Brazilian Corporate Law.

Since the restrictions that do exist have not historically had a practical effect on us and since we do not expect this restrictions to affect us in the future, we do not believe there are any significant restrictions on the ability of our subsidiaries and associates to transfer funds to us in the form of cash dividends or to repay loans or advances from us, which would be required to be disclosed in accordance with IAS 27.41(d) and IAS 28.37(f).  However, in future filings on Form 20-F, we will expand the footnote disclosure in our financial statements concerning the ability of our subsidiaries to transfer funds to us in the form of cash dividends and to repay loans or advances.

In addition, as we noted in our response to comment 1, above, there are restrictions on the ability of our principal subsidiaries to make transfers to us in the form of loans or advances and to make cash distributions to us in excess of the Dividend Threshold.  The net assets of our principal subsidiaries are therefore considered “restricted” under Rule 5-04 of Regulation S-X.  The condensed financial information required by Rule 12-04 of Regulation S-X (“Rule 12-04”) was, however, not included in our 2010 Form 20-F.

Since the condensed financial information required by Rule 12-04 was not required under IFRS, we do not believe any change to the financial statements included in our 2010 Form 20-F is necessary.  However, we propose to amend our 2010 Form 20-F to include the condensed financial information required by Rule 12-04 as a schedule substantially in the form of Annex A to this letter, which will be accompanied by an audit opinion of our independent auditors.

Note 16.  Investments, page F-47

Changes in Internal Control over Financial Reporting, page 97

4.
Please confirm that each of your investees applies IFRS or you make appropriate adjustment to the results of your investees such that the equity pickup is compliant with IFRS. In this regard, please tell us what investees have not adopted IFRS and how you were able to adjust their results to IFRS. Assuming all of your investees apply IFRS, tell us how you were able to satisfy yourself that your investees IFRS accounting policies conform with those of Copel. If you were unable to determine whether the method(s) your investees were applying conformed with yours or the relative amount of the difference between investee accounting methods and those applied by you is not material, explain how you were able to apply IAS 28.

We confirm that each of our investees prepares its financial statements in accordance with IFRS as issued by the International Accounting Standards Board.  In the course of preparing our financial statements for inclusion in our 2010 Form 20-F, we determine that our investees’ accounting policies conform to our accounting policies by, among other things, (i) reviewing their respective financial statements, focusing on the accounting policies they have adopted, and (ii) meeting with their respective management teams and auditors.

Note 16.3.1  Domino Holdings S.A., page F-49

5.
We understand that you own a 45% interest in Domino Holdings S.A. (DOM), that DOM is a jointly controlled entity and that you proportionally consolidate DOM. We also understand that DOM accounts for its 34.75% investment in Sanepar using the equity method. If our understanding is incorrect, please clarify it. Otherwise, please explain whether you believe you have the ability to significantly influence Sanepar considering your 45% interest in DOM and explain how your ability to influence Sanepar was considered when reflecting on the fact that the investment in Sanepar is ultimately presented in your financial statements using the equity method when your indirect ownership of Sanepar is under 20%. Please be detailed in your analysis.

We confirm your understanding that we own a 45% interest in Domino Holdings S.A. (“DOM”), that DOM is a jointly controlled entity and that we proportionally consolidate DOM.  We also confirm that DOM accounts for its 34.75% investment in Sanepar using the equity method.

According to IAS 28.6, a holding of 20% or more of the voting power (directly or through subsidiaries) will indicate significant influence unless it can be clearly demonstrated otherwise.  Since DOM holds 34.75% of the total shares and 39.75% of the voting shares of Sanepar, DOM is presumed to have significant influence over Sanepar.  In addition to this presumption of significant influence, we note that DOM is party to a Sanepar shareholders’ agreement, pursuant to which it indicates members of Sanepar’s board of directors and influences the policy-making process at Sanepar.  Specifically, DOM’s participation is required to establish the quorum necessary, among other things, to amend Sanepar’s bylaws, to issue voting securities, to transfer or encumber certain assets, to enter into certain financing agreements, to nominate Sanepar’s independent auditors, to approve Sanepar’s compensation policies and to pay dividends.  According to IAS 28.7, representation on the board of directors of the investee or participation in the policy-making process are usual ways in which an investor evidences significant influence.  DOM therefore cannot rebut the presumption of significant influence at Sanepar, and as a result DOM accounts for its investment in Sanepar using the equity method.

Since DOM is a jointly controlled entity, we proportionately consolidate DOM under IAS 31.  In accordance with IAS 31.33, our balance sheet includes our share of the assets and liabilities of DOM, including DOM’s equity method investment in Sanepar.  We believe this fairly reflects the nature of Copel’s investment in Sanepar, because through DOM, we jointly exercise significant influence over Sanepar even though our indirect ownership percentage is under 20%.

Note 28. Reserve for Risks, page F-97

6.	Please tell us your consideration of disclosing the expected timing of payments for each class of provision. Refer to paragraph 85(a) of IAS 37.

As detailed in Note 28 to our financial statements, we are party to several labor, tax and civil claims before various Brazilian courts.  Due to the slow pace and unpredictability of the proceedings for which we have provisions, we believe that, at the time of preparation of our financial statements, it was not practicable to provide meaningful information to investors regarding the expected timing of any outflows of economic benefits resulting from these proceedings.  For this reason, we did not provide this information.

In our future filings on Form 20-F, we will enhance the disclosure in Note 28 to our financial statements describing the reasons for which we believe it is impracticable to provide meaningful information to investors regarding the expected timing of any outflows of economic benefits resulting from these proceedings.

Copel hereby acknowledges that Copel is responsible for the adequacy and accuracy of the disclosure in the filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that Copel may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Sincerely,

Ricardo Portugal Alves
Chief Finance, Investor Relations and
Control of Holdings Officer

cc:	Adam Phippen, Staff Accountant, Division of Corporation Finance Securities and Exchange Commission

Nicolas Grabar Cleary Gottlieb Steen & Hamilton LLP

Annex A

Condensed unconsolidated financial information of Companhia Paranaense de Energia - Copel

The condensed unconsolidated financial information of Companhia Paranaense de Energia - Copel, as of December 31, 2010 and 2009 and for each of the two years in the period ending on December 31, 2010, presented herein were prepared considering the same accounting policies as described in Note 2 to Company’s consolidated financial statements, except for the fact that the investment caption presented in Company’s unconsolidaded condensed balance sheet were measured under the equity method, instead of being measured at fair value or at cost, as required by International Financial Reporting Standards - IFRSs issued by the International Accounting Standards Board - IASB.

All amounts expressed in thousands of Brazilian reais, unless otherwise stated.

(a)           Condensed statements of financial position

		December 31
	2010	2009
Assets
Current assets
Cash and cash equivalents	89,822	479,044
Bonds and securities	175	79,120
Dividends receivable	889,823	164,477
Income tax and social contribution	122,995	109,383
Other receivables	-	2

	1,102,815	832,026

Noncurrent assets
Judicial deposits	230,235	52,954
Other receivables	-	1,759
Deferred income tax and social contribution	144,757	68,146
Receivables from related parties	1,068,002	988,421

	1,442,994	1,111,280

Investments	10,108,610	9,718,656

	11,551,604	10,829,936

	12,654,419	11,661,962

Liabilities and shareholders’ equity
Current liabilities
Income tax and social contribution	14,985	-
Other tax payable	82,128	95,932
Loans and financing	17,860	15,868
Debentures	621,157	17,238
Dividends payable	158,916	84,630
Other	745	910

	895,791	214,578

Noncurrent liabilities
Affiliates and subsidiaries	3,675	1,109
Tax payable	20,076	82,792
Deferred income taxes and social contribution	25,297	25,297
Loans and financing	380,997	388,254
Debentures	-	600,000
Reserve for risks	298,460	53,934

	728,505	1,151,386

Equity
Share capital	6,910,000	4,460,000
Capital reserves	-	838,340
Equity valuation adjustments	1,559,516	1,660,634
Legal reserves	478,302	428,912
Retained earnings	2,056,526	2,908,112
Additional proposed dividends	25,779	-

	11,030,123	10,295,998

Total liabilities and equity	12,654,419	11,661,962

(b)	Condensed statement of operations

		December 31
	2010	2009
Gross profit	-	-

Other operating revenues (expenses)
General and administrative expenses	(13,272)	(75,140)
Other revenues (expenses), net	(239,168)	187,068
Result of equity in investees	1,212,861	814,032

	960,421	925,960

Operating income before financial results	960,421	925,960

Financial income (expenses)
Financial revenues	120,501	133,892
Financial expenses	(134,393)	(211,757)

	(13,892)	(77,865)

Operating income	946,529	848,095

Income tax and social contribution
Income tax and social contribution	(35,332)	-
Deferred income tax and social contribution	76,610	(56,319)
	41,278	(56,319)

Net income for the period	987,807	791,776

Basic and diluted net earning per share attributed to parent company shareholders – in reais
Class A preferred shares	5,2075	3,7066
Class B preferred shares	3,7904	3,0389
Common shares	3,4456	2,7624

(c)           Condensed statements of cash flows

	December 31
	2010	2009

Net cash generated (used) by operating activities	(214,706)	712,902

Cash flows from investing activities
Bonds and securities	78,957	291
Loans to related parties	-	(15,000)
Additions to investments	(72,078)	(150)

Net cash generated (used) by investing activities	6,879	(14,859)

Cash flows from financing activities
Payment of the principal amount of debentures	-	(133,360)
Dividends and interest on capital paid	(181,395)	(404,094)

Net cash generated (used) by financing activities	181,395	(537,454)

Increase (decrease) in cash and cash equivalents	(389,222)	160,589

Cash and cash equivalents at the beginning of the period	479,044	318,455
Cash and cash equivalents at the end of the period	89,822	479,044

Variation in cash and cash equivalents	(389,222)	160,589

During the years ended December 31, 2010 and 2009, we received R$ 169,735 and R$ 867,895, respectively from dividends and interest on own capital paid by our investees.

Additional disclosures relating to Companhia Paranaense de Energia - Copel unconsolidated condensed financial information presented above are as follows:

•
Recoverable Taxes - As of December 31, 2010 and 2009 Companhia Paranaense de Energia - Copel recorded part of the tax credits referring to tax loss carryforwards, based on expectations of future taxable income for income tax and social contribution up to a period of 10 years.

•	Related Parties: The Company has the following balances outstanding with related parties:

		December 31
	2010	2009
Noncurrent assets

Copel Distribuição	772,214	723,003
Elejor	295,788	265,418

Total	1,068,002	988,421

•	Investments - As of December 31, 2010 and 2009, investments in subsidiaries are comprised as follows:

		December 31
	2010	2009

Copel Geração e Transmissão	5,726,083	5,783,192
Copel Distribuição	3,316,811	3,051,476
Dominó Holdings S.A.	325,342	309,756
Copel Telecomunicações	241,362	221,722
Other Investments	499,012	352,510

	10,108,610	9,718,656

• Dividends receivable - The dividends receivable are comprised as follows:

		December 31
	2010	2009
Investees and subsidiaries
Copel Geração e Transmissão	510,952	37,675
Copel Distribuição	355,968	111,268
Compagas	4,910	4,196
Dominó Holdings	4,644	4,648
Copel Telecomunicações	10,474	-
Elejor	-	5,005
Centrais Eólicas do Paraná	1,920	1,685
Dona Francisca Energética	955	-

Total	889,823	164,477

•	Debentures - The information related to the Company’s debentures is disclosed in note 22, item 22.1.
•	Reserve for risks - Companhia Paranaense de Energia - Copel recorded reserves for risks mainly related to Cofins and PIS/PASEP.

The provisions for risks are shown below:

			December 31
	2010		2009
	Risks	Judicial Deposits	Risks	Judicial Deposits

Regulatory	10,296	-	9,249	-
Civil	7,883	-	328	-
Tax:
Tax claims	280,281	26,166	44,357	27,004

	298,460	26,166	53,934	27,004

Restriction of transfer of funds from subsidiaries - The subsidiaries described below qualify as either concessionaires of public services or independent power producers. As such, any transfer of funds to the respective parent company, in the form of loans or advances, requires approval by ANEEL. This regulatory restriction does not apply to cash dividends determined in accordance with the Brazilian Corporate Law.

In addition, Copel G&T has certain financing agreements with the Brazilian National Development Bank (“BNDES”) under which BNDES approval is required for Copel G&T to pay cash dividends exceeding 30% of its net profit.   Since BNDES has always approved Copel G&T’s requests to pay cash dividends in excess of 30% of its net profit and this restriction has not affected Copel G&T’s ability to pay cash dividends or parent company’s ability to meet its cash obligations, management deemed it to be a perfunctory clause.

As of December 31, 2010, total restricted subsidiaries net assets amount to R$ 9,825,339 composed as follows:

2010

Copel Geração e Transmissão S.A.	5,726,083
Copel Distribuição S.A.	3,316,811
UEG Araucária Ltda,	644,229
Centrais Elétricas Rio Jordão – Elejor	138,216

Total	9,825,339